UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
September 3, 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

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By: /s/ R. Achmad Faisal

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R. Achmad Faisal

Acting SVP Corporate Communication & Investor Relations

DISCLOSURE OF INFORMATION

No.: Tel.108/UM 000/DCI-M0200000/2022

Information about The Dismissal of Vice President Investor Relations

Who Performs the Corporate Secretary Functions of the Company Perseroan

PT Telekomunikasi Indonesia (Persero) Tbk

To whom it may concern,

In compliance with Indonesian Financial Service Authority (Otoritas Jasa Keuangan) (“OJK”) Article 10 Paragraph (1) Regulation No: 35 /POJK.04/2014 (“POJK 35/2014”) concerning Corporate Secretary of the Issuer or Public Company, related to the obligation to submit reports to the Financial Service Authority regarding the appointment of and dismissal of the Corporate Secretary. We hereby convey information on the dismissal of Vice President Investor Relations who performs the functions of Corporate Secretary and appointment Acting Vice President Investor Relations (Pejabat Pengganti Sementara) (“PGS”) of Perusahaan Perseroan PT Telekomunikasi Indonesia (Persero) Tbk (“Perseroan”), as follow:

Former Vice President Investor Relations	:	Mr. Andi Setiawan
Acting (PGS) Vice President Investor Relations	:	Mr. R. Achmad Faisal

In This appointment is temporary for the purpose to fulfill the vacancy of Corporate Secretary position in accordance with the provision of the Article 4 Paragraph (2) POJK 35/2014, purpose is. This decision is effective from September 1, 2022 until further decision from Perseroan

Thank you for your attention.

Sincerely yours,

/s/ R. Achmad Faisal

R. ACHMAD FAISAL

Acting SVP Corporate Communication & Investor Relations

For further information please contact:

PT Telkom Indonesia Tbk (Persero)

Investor Relations

Telephone	:	62-21-5215109
Fax	:	62-21-5220500
E-mail	:	investor@telkom.co.id
Website	:	www.telkom.co.id

PT Telkom Indonesia Tbk (Persero) ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK).